[LETTERHEAD OF LAS VEGAS SANDS CORP.]

                 May 23, 2011

VIA FEDEX AND FACSIMILE

Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Sands Corp. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 1, 2011 File No. 001-32373

Dear Mr. Woody:

I am writing in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter, dated May 11, 2011 (the “Comment Letter”), regarding the above-referenced Form 10-K filed by Las Vegas Sands Corp. (the “Company”) for the fiscal year ended December 31, 2010.

Set forth below are the comments of the Staff conveyed in the Comment Letter and the Company’s responses thereto.  The information below is based on information available at the date of this letter.  Any requested clarification or revisions to disclosure to be included in the Company’s future filings will be updated as necessary at the time of any such filing.

Item 7 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources, page 61

1.
Please provide liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries in future periodic filings. In this regard, please disclose the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please provide us with the disclosure you intend to include in future periodic filings. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350.

Securities and Exchange Commission	2

In response to the Staff’s comment, the Company will include disclosure similar to the following within the Liquidity and Capital Resources section in future filings:

We held unrestricted and restricted cash and cash equivalents of approximately $3.13 billion and $658.9 million, respectively, as of March 31, 2011, of which approximately $1.70 billion of the unrestricted amount is held by non-US subsidiaries. Of the $1.70 billion, approximately $975 million is available to be repatriated to the U.S. with virtually no tax consequences due to the Company’s significant foreign taxes paid, which would ultimately generate foreign tax credits if cash is repatriated. The remaining unrestricted amounts are not available for repatriation due to bank compliance requirements or dividend requirements to third party public shareholders in the case of funds being repatriated from SCL. We believe that the cash on hand, cash flow generated from operations and available borrowings under our credit facilities will be sufficient to fund our development plans and maintain compliance with the financial covenants of our U.S., Macau and Singapore credit facilities. In the normal course of our activities, we will continue to evaluate our capital structure and opportunities for enhancements thereof. In connection with the $1.75 billion VOL credit facility to be used together with $500.0 million of proceeds from the SCL Offering, we have recommenced construction activities on our Cotai Strip development on parcels 5 and 6.

Critical Accounting Policies and Estimates

Property and Equipment, page 67

2.
Please tell us if you capitalize internal costs incurred when developing and constructing property and equipment. To the extent you capitalize such costs, please tell us the amount of these indirect costs capitalized for each fiscal year presented.

In response to the Staff’s comment, the Company does capitalize internal costs directly related to the construction of property and equipment.  During the years ended December 31, 2010 and 2009, the Company capitalized approximately $60 million and $55 million, respectively, of internal costs, consisting primarily of compensation expense for individuals directly involved with the development and construction of property and equipment. The Company does not capitalize indirect costs when developing and constructing property and equipment.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revision, page 89

Securities and Exchange Commission	3

3.
We note your adjustment to your 2009 financial statements. Please tell us how the Company determined this revision is not material. Further, please clarify for us why the Company determined an adjustment was necessary.

The Company identified this adjustment during the closing process for the first quarter of 2010 and included disclosure of the adjustment in each Form 10-Q throughout 2010 and in the Form 10-K for the year ended December 31, 2010. A copy of the Company’s contemporaneously written analysis, which describes the rationale for recording the adjustment and the related materiality considerations, will be provided to the Staff supplementally under separate cover.

Note 14 – Commitments and Contingencies

Litigation, page 109

4.
We note your disclosure beginning on page 109 regarding the various litigation matters to which the Company is exposed. For certain matters, we also note that you have not disclosed in your financial statement footnotes:

(i) (ii)	the possible loss or range of loss; or a statement that an estimate of the loss cannot be made

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in your next Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

In response to the Staff’s comment, the Company will include the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50 in future filings as follows:

Securities and Exchange Commission	4

On October 15, 2004, Richard Suen and Round Square Company Limited filed an action against LVSC, Las Vegas Sands, Inc. (“LVSI”), Sheldon G. Adelson and William P. Weidner in the District Court of Clark County, Nevada, asserting a breach of an alleged agreement to pay a success fee of $5.0 million and 2.0% of the net profit from the Company’s Macau resort operations to the plaintiffs as well as other related claims. In March 2005, LVSC was dismissed as a party without prejudice based on a stipulation to do so between the parties. Pursuant to an order filed March 16, 2006, plaintiffs’ fraud claims set forth in the first amended complaint were dismissed with prejudice against all defendants. The order also dismissed with prejudice the first amended complaint against defendants Sheldon G. Adelson and William P. Weidner. On May 24, 2008, the jury returned a verdict for the plaintiffs in the amount of $43.8 million. On June 30, 2008, a judgment was entered in this matter in the amount of $58.6 million (including pre-judgment interest). The Company appealed the verdict to the Nevada Supreme Court. On November 17, 2010, the Nevada Supreme Court reversed the judgment and remanded the case to the District Court of Clark County for a new trial. The Company intends to defend this matter vigorously. Based on proceedings to date, management is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

On October 20, 2010, Steven C. Jacobs, the former Chief Executive Officer of SCL, filed an action against LVSC and SCL in the District Court of Clark County, Nevada, alleging breach of contract against LVSC and SCL and breach of the implied covenant of good faith and fair dealing and tortious discharge in violation of public policy against LVSC. On March 16, 2011, an amended complaint was filed, which added Sheldon G. Adelson as a defendant and alleged a claim of defamation per se against him, LVSC and SCL. Mr. Jacobs is seeking unspecified damages. This action is in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.

On February 9, 2011, LVSC received a subpoena from the Securities and Exchange Commission requesting that the Company produce documents relating to its compliance with the Foreign Corrupt Practices Act (the “FCPA”). The Company has also been advised by the Department of Justice that it is conducting a similar investigation. It is the Company’s belief that the subpoena may have emanated from allegations contained in the lawsuit filed by Steven C. Jacobs described above. The Company intends to cooperate with the investigations. Based on proceedings to date, management is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

On March 31, 2011, SCL filed an announcement with the SEHK stating that SCL has been informed by the Securities and Futures Commission of Hong Kong (the “SFC”) that SCL is under investigation by the SFC in relation to alleged breaches of the provisions of the Hong Kong Securities and Futures Ordinance and has been requested to produce certain documents. The Company intends to cooperate with the investigation. Based on proceedings to date, management is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

Securities and Exchange Commission	5

On May 24, 2010, Frank J. Fosbre, Jr. filed a purported class action complaint in the United States District Court for the District of Nevada (the “District Court”), against LVSC, Sheldon G. Adelson, and William P. Weidner. The complaint alleges that LVSC, through the individual defendants, disseminated or approved materially false information, or failed to disclose material facts, through press releases, investor conference calls and other means from August 1, 2007 through November 6, 2008. The complaint seeks, among other relief, class certification, compensatory damages and attorneys’ fees and costs.

On July 21, 2010, Wendell and Shirley Combs filed a purported class action complaint in the District Court, against LVSC, Sheldon G. Adelson, and William P. Weidner. The complaint alleges that LVSC, through the individual defendants, disseminated or approved materially false information, or failed to disclose material facts, through press releases, investor conference calls and other means from June 13, 2007 through November 11, 2008. The complaint, which is substantially similar to the Fosbre litigation, discussed above, seeks, among other relief, class certification, compensatory damages and attorneys’ fees and costs.

On August 31, 2010, the District Court entered an order consolidating the Fosbre and Combs cases, and appointed lead plaintiffs and lead counsel. On November 1, 2010, a purported class action amended complaint was filed in the consolidated action against LVSC, Sheldon G. Adelson and William P. Weidner. The amended complaint alleges that LVSC, through the individual defendants, disseminated or approved materially false and misleading information, or failed to disclose material facts, through press releases, investor conference calls and other means from August 2, 2007 through November 6, 2008. The amended complaint seeks, among other relief, class certification, compensatory damages and attorneys’ fees and costs. This action is in a preliminary stage and management has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously.

*   *   *   *   *   *   *   *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission	6

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information relating to the matters discussed in this letter, please contact the undersigned at (702) 733-5544 or Gayle M. Hyman, Senior Vice President and General Counsel, at (702) 733-5322.

Sincerely,

/s/ Kenneth J. Kay
Kenneth J. Kay
Executive Vice President and Chief Financial Officer

cc:	Gayle M. Hyman
Senior Vice President and General Counsel